UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 November 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update - November 2019

Press Release

Trading Update - November 2019

CRH plc, the global building materials group, issues the following Trading Update for the period 1 January 2019 to 30 September 2019.

Key Highlights

●     Strong performance with nine-month EBITDA 27% ahead of 2018

●     Group-wide profit improvement programme advancing well

●     Further value creation through continued portfolio refinement:
c. €2bn divestments, c. €0.7bn acquisitions to date

●     Maintaining strong financial discipline; expect year-end net debt/EBITDA <2x

●     Ongoing share buyback programme; c. €750m cash returned to shareholders year-to-date

●     2019 full-year EBITDA expected to be in excess of €4.15bn; another year of progress

Nine months ended 30 September	2019 €bn	2018 €bn	Change	Like-For-Like
Sales revenue	21.8	19.9	+9%	+4%
EBITDA	3.2	2.5	+27%	+7%

Trading Summary

Third quarter trading in our Americas Materials Division benefited from more favourable weather conditions than experienced in the first half of the year. We also experienced a continuation of positive trends in both Europe Materials and Building Products. Cumulative nine-month sales to the end of September amounted to €21.8 billion, an increase of 9% compared with the corresponding period in 2018, or 4% ahead on a like-for-like1 basis.

Sales (like-for-like) change versus 2018	Americas Materials	Europe Materials	Building Products	Group
First half (H1)	+2%	+6%	+3%	+3%
Quarter 3 (Q3)	+7%	+5%	+3%	+5%
Nine months to September (9M)	+4%	+6%	+3%	+4%

EBITDA for the period was €3.2 billion reflecting an increase of 27% on the prior year, or 7% on a like-for-like basis. Our Group-wide profit improvement programme is advancing well in all business areas.

EBITDA (like-for-like) change versus 2018	Americas Materials	Europe Materials	Building Products	Group
First half (H1)	+3%	+2%	+8%	+5%
Quarter 3 (Q3)	+12%	+3%	+6%	+9%
Nine months to September (9M)	+9%	+2%	+7%	+7%

Trading Outlook

Based on continued positive momentum in all Divisions, contributions from acquisitions, the impact of IFRS 16 Leases and currency tailwinds, full-year EBITDA, including discontinued2 operations, is expected to be in excess of €4.15 billion (2018: €3.37 billion). As we look ahead to 2020, we expect solid market fundamentals to continue across our key markets.

1Like-for-like movements exclude the impact of currency exchange, acquisitions, divestments and the impact of IFRS 16 on lease accounting effective 1 January 2019
2Discontinued operations relates to the 2019 accounting treatment of Europe Distribution divested on 31 October 2019

Americas Materials Update

Nine-month like-for-like sales for our Americas Materials operations were 4% ahead of the same period in 2018, against a backdrop of solid underlying demand, healthy market fundamentals and pricing progress in all product lines. Following weather disruption earlier in the year, volumes in all products improved in Q3. Ash Grove is performing well with synergy delivery ahead of original expectations. With price improvements in all products and a continued focus on operational and commercial initiatives, like-for-like EBITDA for the period improved by 9%. A similar increase is expected for full-year like-for-like EBITDA.

Key Markets in Brief

●  US Infrastructure: Continued underlying growth with good momentum in state and local funding in key markets; federal funding reflects increased FAST Act allocation

●  Residential: Modest growth in residential construction activity with good underlying fundamentals in key states

●  Non-Residential: Steady growth in spend supported by a favourable economic backdrop

Key Products in Brief

●  Aggregates: Total aggregates volumes for the nine months, including the impact of acquisitions and divestments, were 6% ahead of 2018 while like-for-like volumes increased 1% across our footprint; average year-to-date prices increased by 5% with increases in all regions

●  Asphalt: Good Q3 performance following a shortfall in Q2 with nine-month volumes in line with 2018 on a total and like-for-like basis; average prices increased by 6% offsetting cost inflation

●  Readymixed Concrete: Volumes for the nine months were 12% ahead of 2018 and 2% ahead on a like-for-like basis; average prices were 4% ahead of the same period last year

●  Paving and Construction Services: Nine-month sales in our paving and construction services business increased 3% over 2018 with good momentum in our Central and North regions of the United States (US) and Canada

●  Cement: Nine-month volumes in the US were well ahead of 2018 due to the acquisition of Ash Grove which completed at the end of June 2018 while volumes in Canada were 3% ahead of 2018; pricing progress in both markets

Europe Materials Update

With good underlying activity in key Western and Eastern European markets, Europe Materials nine-month like-for-like sales were 6% ahead of 2018, aided by good pricing momentum and solid volumes growth. However, in the United Kingdom (UK), construction activity continued to decline amidst Brexit-related uncertainty. Nine-month like-for-like EBITDA was 2% ahead of the same period last year, reflecting increased pricing and the benefit of performance improvement initiatives partly offset by continued market disruption in the UK. Full-year like-for-like EBITDA growth is also expected to be approximately 2%.

Key Markets in Brief

●  UK: Lower aggregates, cement and asphalt volumes; favourable pricing in these same products offset by increased input costs

●  France: Good market demand with higher cement and readymixed concrete volumes; prices ahead

●  Switzerland: Challenging market conditions with volumes slightly behind; cement prices ahead of 2018

●  Germany: Solid cement market demand; prices ahead in cement and readymixed concrete

●  Ireland: Strong market demand and favourable weather with volumes and prices ahead in all major products

●  Finland: Softer market conditions with lower volumes; cement and aggregates prices ahead

●  Poland: Cement volumes well ahead aided by solid construction activity; price increases across all products

●  South East Europe: Strong cement volumes; pricing progress in all markets

●  Philippines: Volumes impacted by a slowdown in the infrastructure segment due to delays in government budget approval; prices ahead

Building Products Update

Nine-month like-for-like sales were 3% ahead of 2018 reflecting a positive economic backdrop and pricing progress in our main markets. Like-for-like EBITDA was up 7% due to strong performances in all platforms, with full-year like-for-like EBITDA growth expected to be at a similar level.

Key Products in Brief

●  Architectural Products: In North America, like-for-like sales and EBITDA were ahead of 2018 as good underlying demand was supported by selling price increases and strong homecenters sales of higher margin products; in Europe, our businesses delivered strong operating leverage on increased sales as price increases, product mix optimisation and performance initiatives led to improvements, particularly in our Polish business

●  BuildingEnvelope®: Like-for-like sales and EBITDA improved driven by increased demand, a favourable pricing environment and more stable costs in North America

●  Infrastructure Products: Like-for-like sales and EBITDA growth in North America was driven by price improvements, more than offsetting higher input costs, along with commercial and operational initiatives; performance in Europe was ahead of the same period in 2018 with good demand in the rail and telecoms sectors

●  Construction Accessories: Solid sales and EBITDA growth driven by good demand on major projects in the UK, higher selling prices and favourable product mix in the US

●  Distribution: Year-on-year improvement in most countries, partly offset by continued challenges in the Swiss market with overall sales and EBITDA ahead of 2018; the divestment of our Europe Distribution business was completed in October 2019 for an enterprise value of €1.64 billion

Profit Before Tax Outlook

We expect full-year depreciation and amortisation expense (before impairment charges) to be higher than last year due to the impact of IFRS 16 Leases (2018: €1.1 billion).

The profit after tax on the divestment of our Europe Distribution business is expected to amount to c. €0.2 billion and will be included in profit after tax from discontinued operations. The net gain on other business and non-current asset disposals in 2019 is expected to be c. €0.2 billion.

The Group's share of profits from equity accounted entities is expected to be broadly similar to last year (2018: €60 million).

Net finance costs are expected to increase from last year (2018: €351 million) as a result of higher lease interest due to the impact of IFRS 16 Leases along with higher average debt levels in the period.

Taking each of these elements into account together with our EBITDA outlook, we expect full-year profit before tax from continued and discontinued operations to be ahead of 2018 (2018: €1.9 billion).

Balance Sheet Expectations

In line with our previous guidance, year-end net debt is expected to be close to €7 billion, resulting in net debt to EBITDA well below 2.0x based on a forecast year-end US dollar/euro exchange rate of 1.12, including development and share buyback activity to date and expected share buyback activity for the remainder of the year.

Portfolio Management and Capital Allocation

Demonstrating CRH's commitment to active portfolio management as part of our strategy to deliver improved shareholder value, the Group has spent c. €0.7 billion on 44 acquisition/investment transactions to date in 2019 (including deferred and contingent consideration in respect of prior year acquisitions). On the divestment front, together with the divestment of our Europe Distribution business on 31 October 2019, the Group completed four other transactions and realised total business and asset disposal proceeds of c. €2 billion.

2019 Acquisitions and Investments

The Building Products Division completed a total of 15 bolt-on acquisitions at a cost of c. €0.42 billion. One of the largest acquisitions in the year-to-date was Torrent Resource, Inc., which was acquired in November 2019 for c. €0.1 billion. This acquisition strengthens CRH's storm water and water management presence in western US and offers significant commercial and operational synergy potential to our Infrastructure Products business. The Americas Materials Division completed 20 bolt-on acquisitions and two investments at a cost of c. €0.2 billion. In Europe Materials, c. €35 million has been spent on seven transactions; five acquisitions and two investments.

2019 Divestments and Disposals

The majority of year-to-date divestment proceeds relate to the divestment of our Europe Distribution business in October 2019 for enterprise value of c. €1.64 billion. In June, the Group also completed the divestment of our European Shutters & Awnings business for total consideration of c. €0.3 billion. Our Perimeter Protection business in Europe was divested in September 2019 for total consideration of c. €0.1 billion.

Share Buyback Programme

On 23 August 2019, the Group announced its intention to continue its share buyback programme with a further tranche of up to €350 million to be completed no later than 3 January 2020. This will bring our total share repurchases in 2019 to approximately €900 million. Further tranches will remain under active consideration.

CRH will report its preliminary results for the full-year 2019 on Friday 28 February 2020.

CRH plc will host an analysts' conference call and webcast presentation at 08:30 GMT on Tuesday, 26 November 2019 to discuss the Trading Update. To join this call please dial: +353 (0)1 553 0196, user PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Results and Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold              Chief Executive
Senan Murphy                Finance Director
Frank Heisterkamp         Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.78,000 people at c.3,100 operating locations in 31 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2018 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 November 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary